August 1, 2024

Dara Albright
President and Chief Executive Officer
Worthy Property Bonds 2, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

       Re: Worthy Property Bonds 2, Inc.
           Post Qualification Amendment on Form 1-A
           Filed July 19, 2024
           File No. 024-12206
Dear Dara Albright:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Offering Statement on Form 1-A
General

1. We note references to various interest rates on your bonds such as 5.5% on pages 6 and
       42. Please revise for consistency. Also, please note your obligations under Rule 252(a) of
       Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of
       Regulation A. Please confirm you will ensure that any changes to the terms of your securities are appropriately reflected in your filings in compliance with Regulation A. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.
2. Please disclose the termination date for the offering. See Rule 251(d)(3)(i)(F).
 August 1, 2024
Page 2
Cover Page

3. It appears you are offering up to $75,000,000 of Worthy Property 2 Bonds; however, the aggregate sales within the 12 months before the start of and during the current offering of securities should not exceed $75,000,000. Please reduce your offering both in the offering circular and in Part I of Form 1-A to reflect sales within the past 12 months. Also, clarify the balance of securities remaining unissued in your referral and rewards programs.
Corporate Information, page 10

4. Please provide prominent disclosure regarding the suspension of redemptions by each of Worthy Peer Capital, Inc and Worthy Peer Capital II, Inc. including the duration of such suspensions.
Worthy App, page 41

5. We note your disclosure that if an investor engages in the round-up feature, they connect their debit card or credit card to the App. Every time the user shops or completes any checking account transaction, the App automatically rounds up their purchase to the next dollar, tracks the spare change and then permits the user to use it to invest in the Worthy
       Property 2 Bonds. The user   s bank accounts are monitored and the money
is transferred
       via ACH once the round up amounts reach $10.00. Please clarify the terms under which an investor will acquire bonds under this round up program including to whom the money is transferred when it reaches $10 and if, for example, the purchase of a Worthy bond would occur automatically or would require further action by you and the investor. Please advise how you will ensure you are eligible to offer and sell securities pursuant to
       Regulation A at the time of any offers and sales made pursuant to your round up program. Please ensure that your analysis and disclosure reflects that participants in your round up program will have the opportunity - before any subsequent purchase of your securities made with funds from the round up program - to, among other things:
       affirmatively confirm their decision to participate in each subsequent purchase; reconfirm the terms and conditions of the applicable investor agreement (including compliance with the investment limitations and qualifications for purchaser status set forth in Rule
       251(d)(2)(i)(C)); and receive your latest offering circular. Please revise to include all material terms about the round up program in your offering circular. Worthy Property Bond 2 Referral Program, page 55

6. We note your disclosure on page 55 that referees must purchase at least one bond to qualify to receive the Referral Bonds. Please reconcile this with the disclosure on page 56 that the Referree would not be required to fund his or her account on the Worthy Fintech
       Platform in order for the Referrer and the Referree to each receive a Referral Reward. We also note your disclosure that you are offering up to $125,000 of your Worthy Property 2
       Bonds as rewards under your Worthy Property Bond 2 Referral Program. Please clarify whether investors will be entitled to an investor referral bond once you have issued all $125,000 of the referral bonds.
 August 1, 2024
Page 3
7. We note that you encourage existing investors to recruit new investors to become bondholders. We note that if an existing investor successfully recruits a new investor, the member earns additional Worthy Property 2 Bonds. Please tell us why existing investors who recruit persons to become investors are not acting as unregistered broker-dealers.
Worthy Property Bonds 2 Rewards Program, page 57

8. We note your reward program offers of securities will initially be presented to individuals from time to time via email, through your app and/or social media channels and/or through your marketing partners when investors take actions to help support the company.
       and that the offer presented to an individual will specify the eligibility criteria. Please provide more details regarding this program and explain how offering securities from time to time is consistent with Securities Act Rule 251(d)(3)(i)(F).

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Frank Borger Gilligan, Esq.